Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel:     +91 40 4900 2900

Fax:     +91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

May 15, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on May 10, 2023

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter and financial year ended March 31, 2023, conducted on May 10, 2023. Also please note that this transcript of the call has been uploaded on our website.

The weblink to access it:

https://www.drreddys.com/investor#investor-meet

This is for your information.

Thanking you

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR

“Dr. Reddy's Laboratories Limited

Q4 FY '23 Earnings Conference Call”

May 10, 2023

Dr. Reddy’s Laboratories Limited
May 10, 2023

Moderator:	Ladies and gentlemen, good day, and welcome to the Dr. Reddy's Q4 FY23 Earnings Conference Call. As a reminder, all participants' lines will be in a listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance, during the conference, please signal an operator by pressing star then zero on your touch tone phone. Please note that this conference is being recorded. I now hand the conference over to Ms. Richa Periwal. Thank you, and over to you, ma'am.

Richa Periwal:	Thank you. A very good morning and good evening to all of you and thank you for joining us today for the Dr. Reddy's Earnings Conference Call for the quarter and full year ended March 31, 2023. Earlier during the day, we released our results and the same are also posted on our website. This call is being recorded, and the playback and transcript shall be made available on our website soon.

All the discussions and analysis of this call will be based on the IFRS consolidated financial statements. The discussion today contains certain non-GAAP financial measures. For the reconciliation of GAAP to non-GAAP measures, please refer to our press release. To discuss the business performance and outlook, we have the leadership team of Dr. Reddy's comprising Mr. G V Prasad, our Co-Chairman and Managing Director; Mr. Erez Israeli, our CEO; Mr. Parag Agarwal, our CFO; and the entire Investor Relations team.

Please note that today's call is a copyrighted material of Dr. Reddy’s and cannot be rebroadcasted or attributed in press or media outlet without the company's express written consent. Before I proceed with the call, I would like to remind everyone that the safe harbour contained in today's press release also pertains to this conference call.

Now I hand over the call to Mr. G V Prasad. Over to you, sir.

G.V. Prasad:	Thank you. Thank you very much. Good evening, and good morning to all of you. Welcome to the annual earnings call. My best wishes to you. I'm delighted to be here today along with the members of the executive team. As you may have seen in our published results, this year has been an outstanding year for the company, a year in which we set all-time highs in our reported sales, profits and generated a healthy cash flow. And we continue to strengthen our core businesses while investing in building businesses of the future.

Our sustained investments are being made to drive manufacturing excellence, strengthen our pipeline, and we continue to build efficiency and productivity in our R&D as well as operations and continue to augment reaching customers by opening new markets and new channels. Looking beyond the financial performance. During the year, we made great progress on multiple fronts, and were recognized for these achievements.

Noteworthy among these are the recognition by CNBC TV18 under the ‘Master of Risk -Healthcare and Pharma’ segment, and we secured leadership band scores from the CDP for the action on climate change and supplier engagement. We also featured in the Bloomberg Gender Equality Index, the S&P Global Sustainability Yearbook, the DGSI Sustainability Index in the Emerging Markets category, and were also awarded by the Economic Times as being among the best organizations for women in the year 2023. Our largest finished dosages factory was recognized by the World Economic Forum as part of its Global Lighthouse Network. These recognitions are an endorsement of our commitment to building a sustainable, high-performance organization focused on the needs of patients as well as society. I am excited about how far we have come in the past few years and by the opportunities we have for the future, as we continue to make efforts to bring to life our credo of ‘Good Health Can't Wait’. With this, I'd like to hand over the call to Parag for taking you through the financial performance of the company.

Dr. Reddy’s Laboratories Limited
May 10, 2023

Parag Agarwal:	Thank you, Prasad. Greetings to all of you and I hope all of you are doing well. I am delighted to take you through our results for the quarter 4 and full year of fiscal 2023. FY23 has been a year of strong financial performance with the highest ever sales, record profitability and robust cash flow generation from operations. Let me provide you with a quick rundown of our Q4 and FY23 financials. For this section, all the amounts are translated into U.S. dollar at a convenience translation rate of INR82.19, which is the rate as of 31st March 2023. Consolidated revenues for the quarter stood at INR6,297 crores, that is U.S. $766 million and grew by 16% on year-on-year basis and declined by 7% on a sequential quarter basis. Year-on-year growth was driven by growth in both generics and PSAI businesses.

This was further augmented with income from divestment of a few non-core brands in India. Quarter-on-quarter decline was primarily due to sales volatility in the NAG business. The revenues for the financial year 2023 stood at INR24,588 crores, that is U.S. $2.99 billion and grew by 15%. The growth was mainly driven by new product launches, partly offset with price erosion. Consolidated gross profit margin for this quarter has been 57.2%, an increase of approximately 430 bps over previous year and decline of 210 bps on quarter-on-quarter basis. Year-on-year increase was driven by new product sales with higher gross margins and favourable foreign exchange.

Quarter-on-quarter decline was primarily due to product mix and lower operating leverage, although partly offset by divestment income. Gross margins for the global generics and PSAI were at 61.7% and 25.2% for the quarter. Gross margin for FY23 has been 56.7%, which is an increase of 360 bps over FY22. The increase was driven by new product sales with higher gross margins, higher government incentives and favourable foreign exchange, partly offset with the impact of price erosion.

Gross margins for the global generics and PSAI were at 62.1% and 16.2% for the year. The SG&A spend for the quarter is INR1,799 crores, that is U.S. $219 million and increased by 15% YoY, while it remained flat quarter-on-quarter. The year-on-year increase is largely on account of sales and marketing investments and adverse impact of forex translation.

The SG&A spend for the year is INR6,803 crores, that is U.S. $828 million and has grown by 10%. The SG&A cost as a percentage to sales was 27.7% and is lower by 130 bps over previous year due to better operating leverage. The R&D spend for the quarter is INR5,37 crores, that is U.S. $65 million and is at 8.5% of sales. Our R&D efforts are focused towards building a healthy pipeline of new products across our markets, including biosimilars. The R&D spent for FY23 is INR1,938 crores, that is U.S. $236 million. R&D percentage to sales for the year stood at 7.9%. The EBITDA for the quarter is INR1,631 crores, that is U.S. $198 million and the EBITDA margin is 25.9%. The EBITDA for the year is INR7,308 crores, that is U.S. $889 million.

Dr. Reddy’s Laboratories Limited
May 10, 2023

EBITDA margin for the year is at 29.7%, which is ahead of our aspirational target of 25%. Our profit before tax for the quarter stood at INR1,326 crores, that is U.S. $161 million and that for the year stood at INR6,037 crores, that is U.S. $734 million. Our profit before tax for the quarter grew by 434% year on year and for the year it grew by 87%.

Effective tax rate has been at 27.6% for the quarter and at 25.3% for the year. The effective tax rate was lower in FY23 largely due to changes in the company's jurisdictional mix of earnings. We expect our normal ETR to be in the range of 24% to 25%. Profit after tax for the quarter stood at INR959 crores, that is U.S. $117 million and that for the year stood at INR4,507 crores, that is U.S. $548 million.

Reported EPS for the quarter is INR57.62 and that for the year is INR270.85. Operating working capital reduced by INR364 crores, which is U.S. $44 million, against that on December 31st, 2022, mainly supported by an improvement in receivables. Our capital investment stood at INR258 crores, which is U.S. $31 million in this quarter and INR1,132 crores, which is U.S. $138 million during the year. The free cash flow generated during this quarter was at INR1,596 crores, which is U.S. $194 million. The free cash flow generated during this year was at INR4,009 crores, which is U.S. $488 million. Consequently, we now have a net surplus cash of INR5,046 crores, that is U.S. $614 million as on March 31st, 2023.

Foreign currency cash flow hedges in the form of derivatives for the U.S. dollar are approximately U.S. $774 million, largely hedged around the range of INR82.4 to INR84.5 for the dollar, RUB 7,380 million at the rate of INR1.045 to the ruble, and Australian dollar 4.2 million at the rate of INR57.8 Australian dollar, maturing in the next 12 months. With this, I now request Erez to take you through the key business highlights.

Erez Israeli:	Thank you Parag. Good morning and good evening to everyone. As Prasad highlighted, we have delivered strong financial performance in FY23. We closed the financial year with double-digit top line and bottom line growth, with EBITDA and ROCE margin exceeding the 25% levels. This impressive performance was reflected in our cash flow, and we continue to have a strong balance sheet. We progressed well on our strategic priorities and were able to invest in our organic capabilities and business development opportunities to thrive and deliver on our purpose over the long term.

Let me take you through some of the key highlights of the year.

1.	We witnessed underlying growth momentum in FY23 across all businesses, adjusted for COVID products' contribution during last year.

2.	Revenue in North America Generics and in Branded markets of India and EM crossed the $1 billion mark for the second consecutive year.

3.	We divested certain non-core brands in India to focus on strengthening the core.

4.	Our EBITDA is at 30%, and our ROCE is at 35%.

5.	We generated a strong free cash flow, leading to a net cash surplus of $614 million.

6.	We also see positive momentum on BD/M&As with acquisition of Novartis Cardiovascular brand in India, Mayne Pharma’s U.S. generic prescription product portfolio, and Eton's branded and generic injectable products in the United States.

Dr. Reddy’s Laboratories Limited
May 10, 2023

7.	Significant progress also made in our biosimilar businesses. We see a launch of biosimilar Stimufend which is Pegfilgrastim by Fresenius KABI in the U.S. We completed and we saw the completion of clinical studies of Rituximab biosimilars, and we already filed in U.S., Europe, and the UK MHRA. We saw the completions of phase one study of biosimilar tocilizumab, and global phase three study was initiated.

8.	Recently we received approvals for three products in China, namely Sevelamer, Sitagliptin, and Carboprost, and our partners got GEA approval for Nicergoline tablets.

9.	We are also progressing well in our digitalization, as well as our ESG journey.

10.	Our diversified global presence, capability, and strong balance sheet make us a partner of choice. We continue to work towards strengthening our position as a partner of choice, including in horizon two spaces. From a horizon two perspective, we signed some strategic licensing deals in April 23, including the below

a.	With Cardiacare for their wearable for atrial fibrillation treatment

b.	With Theranica for the wearable in management of migraine

c.	With the New Zealand based WZTL to bring the third generation CAR T asset for clinical trials in India

d.	With Junshi Bioscience to bring Toripalimab to India and other markets.

We are investing in development and trials of these DTX, CAR T, biosimilar assets in keeping with our stated horizon two strategy. We see them as a future growth drivers.

Now let me take you through the key business highlights for the Q4 and FY23. Please note that all the reference to the numbers in this section are in respective local currencies. Our North America generic business recorded sales of $312 million for the quarter, with a strong growth of 18% year over year and 17% decline on sequential basis.

On a full year basis, we recorded sales of $1,268 million, with a growth of 26% over the previous year. This growth was largely led by new product launches such as Lenalidomide, Sorafenib tablets and Timolol gel, and growing market share in certain key existing products, which more than offset increased price erosion. We launched 6 products during the quarter and overall 25 products during the year. We expect the launch momentum to further improve in FY24.

Our Europe business recorded sales of Euro 56 million this quarter, with year over year growth of 7% and sequential quarter growth of 9%. On a full year basis, the sales are Euro 210 million and has grown by 9%, driven by base business volume and new product launches. We launched 5 new products during the quarter and 35 for the full year in Europe across all markets. We expect this launch momentum to continue in FY 24.

Our Emerging Market business recorded sales of Rs 1,114 crores, with year over year decline of 7% and sequential quarter decline of 15%. On a full year basis, Emerging Market sales have been roughly flat at Rs 4,553 crores. However, the sales have grown by 13%, adjusted for the COVID-related products and divestment income in FY22. We launched 10 new products during the quarter and 94 new products during the year across various countries of the Emerging Markets. Within the EM segments, the Russia business in Q4 declined by 34% on a year to year basis and 17% on a QoQ basis in constant currency. In FY23, Russia business declined by 9% in constant currency. The decline is attributable to divestment of few non-core brands during the previous year. During the year, there has been normalization in the channel/customer stocking level after the uptick seen in Q4 FY22.We have been navigating the evolving geopolitical uncertainties and have managed the ruble currency fluctuation with effective hedging.

Dr. Reddy’s Laboratories Limited
May 10, 2023

Our India business recorded Q4 sales of INR1,283 crores with a year over year growth of 32% and sequential increase of 14%. On a full year basis, our sales were INR4,893 crores with a growth of 17%. Excluding the benefits of the divestment income and adjusted for COVID-19 related products, the year over year sales growth for the quarter has been 11% and for the full year has been 13%. As per the IQVIA report, we are ranked number 10 at MAT March’23 level. India remains our priority market and we are committed to continue to grow this business at a healthy rate.

Our PSAI business recorded sales of $95 million with a year over year decline of 4% and flat sequentially. On a full year basis, the sales were $362 million with a decline of 12%. The decline was primarily due to high base effect of COVID related products. We expect this business to grow during FY24.

Our R&D efforts are focused on developing value, accretive products including several generic injectables and biosimilars where there is a patient need. We have done 195 global generic filings including 12 ANDAs filed in the U.S. and 130 drug master files filed globally including 12 drug master files in the U.S, during FY23 and are on track to accelerate on this in FY24. We are progressing well in development of our biosimilar products and working on some niche opportunities in our Horizon 2 initiatives.

Our strong balance sheets provide financial flexibility to support future growth, invest in business development opportunities, and we will continue to maintain a disciplined approach to cash management and acquisitions.

We continue to focus on optimizing workplace efficiency and productivity. We remain focused on strengthening our core generics and API business and delivering more from strong foundation. We are building a pipeline of products to meet the evolving needs of patients and healthcare professionals through investments in internal R&D as well as strategic acquisitions.

With this, I would like to open the floor for questions-and-answers.

Moderator:	The first question is from the line of Balaji Prasad from Barclays.

Balaji Prasad:	Thanks for taking my questions. Just wondering if you could provide a bit more detail around your deals with just discussing what the responsibilities will look like on both ends. And just what really convinced you about their asset and its potential? Thanks.

Parag Agarwal:	Balaji, we were not able to hear you well. I'm afraid you will have to repeat the question.

Erez Israeli:	Can you repeat, please?

Balaji Prasad:	Sure. Is this better? Can you hear me better now?

Erez Israeli:	Yes, please.

Dr. Reddy’s Laboratories Limited
May 10, 2023

Balaji Prasad:	This is Michella on behalf of Balaji. I was just wondering if you could provide a bit more detail around your deal with Junshi just discussing what responsibilities will look like on both ends. And also, just wondering what convinced you about just their asset and its potential.

Erez Israeli:	So strategically, we are looking for unmet need, especially in India. And we believe and we are in a great dialogue with the innovation industry in China, and we are trying to bring products that we believe that we can bring value and we believe that this product showed very, very nice results and can be absolutely considered standard for sale and where we can bring it to India in a very affordable prices versus the alternatives. And this is our purpose. We are trying to bring a great help in the affordability terms. And that was the main incentive behind this deal.

Moderator:	The next question is from the line of Surya Patra from PhilipCapital.

Surya Patra:	Congratulations for the great set of numbers, sir. Sir, my first question is on the U.S. business front. So, is it possible to share that what is the sequential growth in the U.S. that we would have seen of ex of Revlimid in the current quarter?

Erez Israeli:	So, we cannot give guidance per product with or without, you know very well. What I can say is that we are very consistent. So likely we are going to continue to see growth in all of our spaces including the United States with and without the product. And it will be driven primarily for the organic activities, specifically for the United States, besides the Revlimid, we are going to launch somewhere between 25 to 30 products as well as the contribution of our recent acquisitions and likely that we will see also additional activity through the year.

Surya Patra:	Sir, is it possible to give some extra colour on the launch momentum that you have mentioned in your opening remarks for the U.S. market, which you believe that to be strong in the current financial year?

Erez Israeli:	Yes, I think that the investment in R&D and especially on products that hopefully or likely to have less competition than the others is paying off. And as well as the type of patent fleet that we will see in FY '24 as well as the years after. So right now, that's the numbers that I mentioned, 25 to 30 products can be meaningful launches with a lesser of a competition. And we will continue to accumulate this kind of products also in the years after. So, it's absolutely our strategy in the U.S., and we will continue to focus on that.

Surya Patra:	Sir, my second question is on the composite question, let's say. We are seeing a strong cash accumulation and simultaneously, we are seeing multiple M&A activities by us to improve our focus on the domestic formulation business, which has now achieved around 20% of the total revenue base. And we are mentioning that this is going to be one of the focus market for us?

So, could you share your thought process, sir, on the kind of capital allocation to build this business in the near future? And ultimately, what is the kind of a business mix that you want to make, achieve it for domestic formulation considering the potential sales growth and all that, if you can share.

Erez Israeli:	Yes, absolutely. So, in India, our primary growth will come from, one, focusing on our brands. We identified focus therapeutic areas as well as the focus brands. And we have doubled down on that by increasing our footprint by going to more cities, etcetera. So, this is one growth, specifically to your question. The second one is that we are collaborating with the innovation industry in the United States, in Israel, in China and other places as well, of course, with companies and institutes in India to bring innovation to India. We are doing it as both with our own internal R&D as well as with external R&D.

Dr. Reddy’s Laboratories Limited
May 10, 2023

Some of the deals, I mentioned in my script and more to come. We are doing it both on Horizon 1 as well as Horizon 2. And our path of growth is people see us as a very attractive partner being compliant with all the international norms, given our reputation in the marketplace, and we are leveraging it to bring more and more innovation into India. And that's also part of the capital allocation will go to a deals like this. In addition, we are always looking for opportunity also for acquisitions. There is nothing that we can report at this stage. But it's absolutely something that we are open to do all the time. For the initial part of the capital allocation, all of our spaces, including U.S., Europe, India, etcetera, our B2B business, we are looking for potential complementary deals.

The type of deals that we are looking for is complementary. We are looking for products that we don't have or capabilities that we don't have. Unlikely that you are going to see megadeals or this kind of stuff. This is not our comfort zone. We are looking for primarily unmet needs or complementary products that will fit our portfolio in that way.

Surya Patra:	So that is really great to know. And just lastly, any colour that you can add to the Pegfilgrastim expectations in the progress post launch?

Erez Israeli:	Sorry yes, the product, as you know, is marketed by Fresenius. I don't have any expectation of anything like that, we as a partner, have a certain arrangement with them and if they will be successful, we will be successful as well.

Moderator:	The next question is from the line of Damayanti Kerai from HSBC. Please go ahead.

Damayanti Kerai:	My first question is on the U.S. business; you have been obviously very consistent in terms of new launches. But can you talk a bit more about the kind of price erosion, which we are seeing in your existing product? And my second part of the question is compared to oral solids in injectables, what kind of price erosion you are witnessing?

Erez Israeli:	So, the nature of the U.S. did not change in the last quarter. It's a similar structure of the market and similar behaviour of players. Specifically for the quarter, the mix of products that we had, we saw less of a price erosion that will be quarters before, but the fundamental structure of the market did not change. So likely that when we will face competition in certain products, then we'll see an erosion that's the nature. But specifically, we saw a better mix this time.

Comparing injectables to oral solid, both are very competitive. It's more of a function of how many players are attracting the customers and so both injectable as well as oral solids can see a high level of erosion, but also from time-to-time product with less competition and therefore better pricing situation.

Dr. Reddy’s Laboratories Limited
May 10, 2023

Damayanti Kerai:	My second question is, as you continue to invest in your business and long-term growth drivers, how do you see R&D and SG&A costs moving from here on? And you obviously have done better than your aspirational EBITDA margin for this year. But on a more sustained basis, how do you see this like margin trajectory moving?

Erez Israeli:	So, we are maintaining the 25-25 as a long term, and we discussed it in previous meetings, and there will be years and quarters that we will exceed it. There will be maybe also year that it will be below, which has happened also in the past. But we are very much there. What we are doing is that we are allocating the extra results that we invest.

And especially in R&D, the R&D likely to be somewhere between 8% to 9% also going forward. And it's naturally nominal will grow because we are growing the sales, and this is allowing us to invest in the biologics, it allows us to invest in products that we are partners with other and we need to do some clinical trials. And of course, very important on the generic R&D, especially focusing on products that are likely to have less competition.

Moderator:	We have the next question from the line of Neha Manpuria from Bank of America. Please go ahead.

Neha Manpuria:	On the ROW markets, historically, if I exclude the last year because of COVID impact, we have grown that market north of 20% or 25%. As we go forward, should we see the ROW market going back to those levels of growth. And this is the excluding Russia. That's my first question. And second, on the India business, could you quantify the divestment income in the current quarter? And excluding that, how should we look at growth? Is there more divestment that we see from the India perspective? Or do you think this is based on which we should grow? And do you think you can grow in line with the market in India?

Erez Israeli:	On the ROW question yes, the answer is yes. We are aiming for our traditional growth and also give or take without guidance, that range of growth that we saw. And indeed, when you are taking out all the one-offs and the fluctuation of currency, we are growing very, very nicely. This is primarily as we are accelerating the development and the filings of products in all these markets and also focusing on the footprint, especially on the hospital business. So yes, the answer is that we will see growth and some of those markets with an accelerated growth versus the past.

As for India, the divestment was INR264 crores, and that's the value we've got. And specifically, we see more, yes, from time to time, but nothing significant that we are going and what we are also very busy with is actually to bring more and more products, and we are enhancing the collaboration discussions and the BD deals that will be for India. So, it's a kind of organic plus inorganic. But most of the inorganic will come from collaboration rather than kind of M&A acquisitions of other companies.

Neha Manpuria:	And just to extend the India question, do you think we can grow in line with the market, keeping aside the collaborations, etcetera, because that would take time to reflect the numbers just from the effort that we have been putting in the business over the last few years. Could we see Reddy’s go back to or at least try to get in line with IPM growth?

Dr. Reddy’s Laboratories Limited
May 10, 2023

Erez Israeli:	We believe that we should be better than the IPM growth.

Neha Manpuria:	In FY24, itself?

Erez Israeli:	In FY24 and after.

Neha Manpuria:	And one last question, if I may. On the Russia business, I didn't quite catch what you mentioned in the quarter. Was there any specific impact from channel inventory being cleared in the quarter? I'm not sure what you mentioned.

Parag Agawwal:	So, Neha, the impact is actually in the base, if you remember when the conflict started at that time, we have said that yes, there was up stocking. And to that extent, in Q4, same time last year, the base was high, and that's impacting the year-on-year growth.

Neha Manpuria:	There's nothing specifically in this quarter?

Erez Israeli:	Yes. So, nothing specific happened in this quarter. And most of the sequential decline stuff primarily timing of product. There is a specific timing of tenders of the biologic products and stuff like that. So, we can sell that in Russia business as usual.

Moderator:	The next question is from the line of Ankush Mahajan from Axis Securities.

Ankush Mahajan:	So, my question is related to the gRevlimid that has an incremental revenue for U.S. business. So, could you throw some light on it? What is the sustainability run rate for this molecule in upcoming quarters? And excluding this gRevlimid, how do you see the EBITDA margins for the U.S. business?

Erez Israeli:	So, on the product, we want it to continue to be meaningful product and may fluctuate from quarter-to-quarter, but — it is going to be there probably for the entire agreement timelines. The fluctuation is primarily patterns of ordering, but we as you know, it's a limited volume arrangement, and we believe that it will serve us well to the entirety of the agreement. As for the activities outside of it, it's going to continue to grow.

I mentioned in your previous discussion, all the time we have products that have less competition than others. Naturally this product is bigger than the other, but likely, because in the future, we are going to see products like that. And that's what we are also focusing on so the profitability as well as the growth of our U.S. markets will continue to be in the same range also in the years to come and quarters to come.

Ankush Mahajan:	And sir, what are the EBITDA margins that we — sustainable EBITDA margins?

Erez Israeli:	Like I mentioned, we are going to sustain the 25-25 on a long-term basis. We are not guiding for EBITDA per market, as you know. And from time to time, it will be more than that and it will be maybe times about it in terms of a function of how much we want to put into the R&D, likely that there will be higher through the time that we will have Revlimid and the combination of other low competitive products.

Dr. Reddy’s Laboratories Limited
May 10, 2023

Ankush Mahajan:	So, if I do my calculations and we're excluding Revlimid, base business is still on the lower side in terms of growth. So, any strategy for the base business?

Erez Israeli:	I don't share that observation.

Ankush Mahajan:	Thank you, sir. Thanks.

Moderator:	Thank you. The next question is from the line of Kunal Dhamesha from Macquarie. Please go ahead.

Kunal Dhamesha:	Yes. Thank you for taking my question. So, the first question on strategy to leverage our U.S.-generic portfolio for Europe and other markets. And we have seen significant growth in Europe geography over the last two, three years. But in your view, how far along we are in that journey? Let's say in U.S., we have roughly around 140 products, 150 products. How many products we would have already launched in Europe? How many in pipeline? And if you can throw some light there, it would be helpful?

Erez Israeli:	Yes, we decided to focus on Europe when we took the decision on the diversification. This is working well for us. And in terms of where are we in the journey, somewhere in the beginning. So I do see that most of the growth in Europe are ahead of us. We are planning to launch many products in Europe in the next coming years, as well as to make other moves, including inorganic. So, we see Europe as a focus market, especially around Germany. So, Germany will be the focal market. And of course, the rest of the big countries in Europe, we believe that we have to offer, including biosimilars. So likely that you continue to see growth in Europe also in the next coming years, including next year.

Kunal Dhamesha:	And this leveraging of portfolio when you launch same product, does it become highly ROIC-accretive in your view, even beyond what our aspirational target is, or it helps us achieve that 25% ROIC target? On a portfolio level, product portfolio.

Erez Israeli:	Yes, absolutely. Because it's primarily leverage. And obviously, it's a piece in the puzzle. Europe is still relatively small compared to the other spaces. But over the time, it's getting more-and-more positive impact on the overall average. But it's a good thing.

Kunal Dhamesha:	Sure. And the second question on the CTO-1 observation. What's the kind of nature of observation? And have we submitted the response to U.S. FDA? Or are we in the process of submitting a response?

Erez Isreali:	It's a minor observation. We will address it. And we did not submit it yet. We just got it. I think we have 15 days, if I'm not mistaken. So, we will submit it on time. I believe that this will be helpful.

Kunal Dhamesha:	Sure. Thank you, and all the best.

Erez Israeli:	Thank you.

Moderator:	Thank you. The next question is from the line of Madhav Marda from FIL Industries. Please go ahead.

Dr. Reddy’s Laboratories Limited
May 10, 2023

Madhav Marda:	Hi, good evening. Thank you so much for your time. Just had one question. Basically, we've accumulated a lot of free cash flow in recent times. And I think have been doing some M&A activity already. Just wanted to understand, given I think in general, a lot of the peers have good free cash flows and net cash balance sheets in the industry. So, when we're looking at M&A, aren't good assets very aggressively bid? We've seen that in the past as well in the industry. I just want to understand that for a good asset, is it easy to get it at a good IRR, or how should we think about M&A opportunities, given we have a good cash balance available today?

Erez Israeli:	Yes, so if you recall, it was part of our strategy to close the debt and accumulate cash, anticipating this situation, anticipating at the time, the increase in the interest rate and inflation. So, we are now looking for opportunities that one, will of course fit us strategically, and second, will be in good valuation. So now I think there are certain areas and certain type of products that potentially can get a good multiples. And that's what we are looking for.

In addition to that, we are looking for, we are using this money for the type of licensing and type of boosting the portfolio also for the future. And the money will be used also for that. We are not the type of company that is seeking what you call transformational acquisitions that are unlikely that you'll see in our case. But we will see, hopefully, more deals than we saw in the past.

Madhav Marda:	So basically, our M&A will be more bolt-on, the kind that we've done in recent times as well. That's the idea?

Erez Israeli:	Let's call it business development, which is including licensing and we'll include the product acquisitions, collaboration with companies, and also M&A.

Madhav Marda:	Got it. Okay, thank you.

Moderator:	Thank you. The next question is from the line of Cyndrella Thomas Carvalho from JM Financial. Please go ahead.

Cyndrella Carvalho:	Thanks for the opportunity. So, I just wanted to clarify this. Sorry for asking on generic Revlimid again. But is the higher volume share reflected in this quarter, or will it be reflected next quarter?

Erez Israeli:	If you're talking about the Lenalidomide, we cannot share quantity numbers. And what I said is it continues to be meaningful to us and in accordance to the agreement terms that we have.

Cyndrella Carvalho:	Okay, thank you. And in your opening remarks, you highlighted about the Chinese product approvals that you have received. When and where should we start reflecting these into earnings? And what is our outlook here, if you can help us understand?

Erez Israeli:	Yes, this is a reflection of the efforts that we had through the years by submitting more products. And China focusing on those products since we can get GEA status and be one of the early entry for the market. So, I think getting product approvals in less than a couple of weeks is a big achievement for a company like us. What we see, we see pick-up all the time as a significant impact on our results.

Dr. Reddy’s Laboratories Limited
May 10, 2023

We will see more about, let's say, from starting in FY24, but more likely we'll see bigger numbers in FY25 and FY26 fiscal as the submissions and the approvals and the timing of those GPOs will take place. That's what we anticipate. And right now, we are in the pace of 15 product to 20 product submissions per year. And naturally, with the cycle of approvals that happened in China and the timing of the GPOs, it will be more meaningful. But let's say the strategy so far is working well because it's a leveraged strategy in which we have an outlet for the very, very important markets. We are very pleased from this approval.

Cyndrella Carvalho:	Thanks. This is helpful. And coming to the PSAI business, compared to your peers, we have not seen the top line growth. However, the gross margins have definitely improved Q-on-Q. So how should we see the outlook for this business? We've been positive on growing this business. But does anything change here at this point in time, or is it some seasonal impact that we have seen in this quarter, and we should start seeing growth from next fiscal onwards? How should we read this?

Erez Israeli:	We will see both. We will see growth and we will see improvement of profitability. For us, this market also in the past, and I'm excluding also in this segment, we used to record also COVID sales. So, if I'm excluding the COVID, what we saw is at that time, it was a decrease in prices of some of portfolio as well as increase in some of the raw material. Now we see the reverse.

What we see that we are launching new products and most of the sales are to more territories, especially in Asia. And we see also a better mix of products. And we see an ease on the supply chain and to a certain extent procurement. So actually, now I see a positive momentum that is building on both growth as well as profitability.

Cyndrella Carvalho:	But we should see this gross margin level sustaining?

Erez Israeli:	I hope that it will be even enhanced, not just sustained for sure, but we are aiming for enhancing it.

Cyndrella Carvalho:	And the top line, any number that you would like to share, like only double digits, a mix double digits, anything, any color that can be helpful?

Erez Israeli:	No, we are aiming for double digits. We are not guiding, but we are aiming for double digits for all of our markets, including our PSAI.

Cyndrella Carvalho:	Thank you so much. I'll join back the queue.

Moderator:	Thank you. The next question is from the line of Tushar Manudhane from Motilal Oswal Financial Services. Please go ahead.

Tushar Manudhane:	Yes, thanks for the opportunity. So again, on North America's sales, given that FY23 had a certain strength-related exclusivity as well for generic Revlimid and competition to some extent kicking in the coming quarters. So, considering these aspects, I just would like to understand, will we still grow in FY24 in U.S. sales, North America sales?

Dr. Reddy’s Laboratories Limited
May 10, 2023

Erez Israeli:	I believe that we will grow not just because of the product. We will grow because we are also launching 25 to 30 products. And the combination of all that mix should grow up in the United States.

Tushar Manudhane:	Okay, sir. Thank you.

Moderator:	Thank you. The next question is from the line of Ashish S Thavkar from IIFL Asset Management. Please go ahead.

Ashish Thavkar:	Yes, thanks for the opportunity. So, I have this question since we have been maintaining this 25% EBITDA margin guidance. But if we just try to strip off one-time big opportunities and say some one-off non-recurring items, the EBITDA margins on the core business seem to be lower versus what we were earlier guiding for. So, if you could help us understand for FY24, as we're going to FY ‘24, would you like to provide some color as to directionally of what we as investors can expect?

Erez Israeli:	Yes, first, I don't share the observation that it's less than what we guide. So that's a starting point. And we may need to clarify it. We will be maintaining the 25-25 message on the long-term basis, in which we will allow us both to grow, give great return to the shareholder, as well as to finance the future. And what you see is that we are building a bigger and better portfolio as time goes by. And plus, the balance sheet is probably the best ever in terms of both cash flow, as well as no additional substantial risk that exists in the balance sheet.

So, this is, of course, allowing us — much better, also, utilization of the working capital. So, this will allow us a better ROCE, also, in the future.

Ashish Thavkar:	Yes, fair enough. So lastly, on this India business, you did mention that FY24, you expect to beat the IPM growth. And we have been acquiring assets, trying to strengthen our portfolio. What gives you the confidence that FY24, we can beat the industry growth? We just wanted to have some understanding on that.

Erez Israeli:	I'm confident that we'll do it. And we need to recall that, for me, I know that we are looking at external sources, like IQVIA, et cetera. But the most important for me is what is our bottom-line growth. And that should be very healthy. So, the answer is that I am confident. And I believe that we will grow the bottom line even faster than we'll grow the top line.

Ashish Thavkar:	Okay. Fair enough. Thanks, all the best.

Moderator:	Thank you. The next question is from the line of Nitin Agarwal from DAM Capital Advisors. Please go ahead.

Nitin Agarwal:	Thanks for taking my question. It is on the Mayne portfolio that we acquired in the U.S. Can you give us some more color on what opportunities you see in that portfolio, in terms of to grow the portfolio from the current side?

Erez Israeli:	Yes, it's a portfolio that has a certain lower level of competition, especially in women health. It's allowed us to get back to women health, something that was missing for us, as you know, through the years. And it's also, there were many products in the pipeline that Mayne did not launch. And something that we'll be able to do in the future. So, if you wish, we have a triple impact. One, we believe that we can do well with this product. Second, we will be able to launch more products. And third, we can launch some of these products in other markets. And relatively, the economy of the deal is relatively attractive for us. So, we are very pleased so far with the progress of the main acquisition.

Dr. Reddy’s Laboratories Limited
May 10, 2023

Nitin Agarwal:	So, I think it's fair to assume, given the new product launches that you have opportunities that you have, we see possibilities for growing the business from where we acquired it?

Erez Israeli:	That's what we are aiming to, yes.

Nitin Agarwal:	And from a profitability perspective, is this a business which is higher than our corporate profitability right now?

Erez Israeli:	I cannot share information about the specific profitability of products. But we believe that the nature of the products and the mix of the product that have less competition is always favorable versus those with a high level of competition. This is the nature of the business.

Nitin Agarwal:	And besides the acquisition that you made, the part of this investment that you made in the U.S. generics, do we still are open to investing more money in U.S. generics by way of acquisition? Or this is more of a special case transaction which came our way?

Erez Israeli:	We will continue to look for opportunity in the U.S. market, including generics, if it will fit the financials and if it will be complementary to what we do. So, we will continue to look for opportunities, both organic and inorganic, in the U.S., not just now also in the future. It is a very important market for us.

Nitin Agarwal:	Okay, sir, thank you.

Moderator:	Thank you. The next question is from the line of Prakash Agarwal from Axis Capital. Please go ahead.

Prakash Agarwal:	Yes, hi, good evening. Thanks for the opportunity. If I heard that right, I just wanted to reconfirm that you mentioned that you expect double digit growth from across markets, including the U.S. Would that be correct?

Erez Israeli:	I do. Not necessarily every quarter and not necessarily all the time. But absolutely, this is the long-term aspiration for us. Absolutely, that's what we are aiming for in the short term. But I cannot promise you that it will happen every quarter and every product and every situation, obviously.

Prakash Agarwal:	So, asking for fiscal ‘24 specifically, sir?

Erez Israeli:	Specifically, that's what we are aiming. We are aiming for double digit growth.

Prakash Agarwal:	And excluding the acquisition with the base portfolio and some one-offs, it is possible, as what you see?

Dr. Reddy’s Laboratories Limited
May 10, 2023

Erez Israeli:	I believe that it's possible.

Prakash Agarwal:	Okay. That is helpful. And just to follow-up on this, the U.S. generic market, I mean, many companies have been talking about while price erosion remains more or less similar, there is a lot of volume opportunities that is coming, new business opportunities, etcetera, so would you say that we would have also brought these in the last three, six months, given there's some U.S. FDA issues with the PSAI?

Erez Israeli:	I'm not sure I understand the FDA comment. Can you clarify that?

Prakash Agarwal:	Yes, so what we hear from some of the peers is that they are getting some volume opportunities, like new business opportunities, NBOs, where they need to supply a few of the products where earlier they were not contracted, largely due to the U.S. FDA issues by the peers. So, are we getting some volume-based opportunities to supply in the U.S. market?

Erez Israeli:	We do from time-to-time. I'm not considering it as a strategic issue, but we do from time-to-time have a situation. So, give or take, if I saw correctly, about 10% to 15% of the SKU in the United States in some sort of a shortage for all kinds of reasons, not just the FDA, but all kinds of reasons. And in those situations, you have always an opportunity for one-time buy and stuff like that.

Prakash Agarwal:	And have you seen anything incremental in the last quarter is what I'm trying to get some color on? I mean, given we have seen some large companies having some issues.

Erez Israeli:	Yes, so nothing that I see as strategic. In general, we are not building ourselves on the failures of others. We are trying to build ourselves with our own capabilities.

Prakash Agarwal:	Fair enough. And lastly, on the run rate that we see in the past, it was $225 million, and then it came back, the base business side to $250 million, and then we saw some big jumps. And now things are normalizing, and you still maintain it is going to be volatile, but material. And I also understand that market share of these Revlimid are, it changes, right? It increases every six, 12 months or maybe calendar year. So would it be fair to say that, with the new launches that you spoke about and Revlimid continuing, this is an addition to the first question. So that is the key to grow double digit. Would that be a fair assessment that on that Revlimid base also you will grow?

Erez Israeli:	The growth in the United States will be from new products, as well as volume from other products, as well as better costing. All of that will contribute, absolutely. But I cannot guide you on with and without or this kind of stuff. I will not be able to do that.

Prakash Agarwal:	Okay, lovely. And lastly, while you spoke about growth across markets, would you say with this kind of launch and product visibility across markets, these kind of margins could be sustainable?

Erez Israeli:	Yes, I believe so. I believe that that's why we are guiding for the 25-25, which will enable us even to finance Horizon 2. So, if you recall, we said that about 50 to 100 basis points on Horizon 2, and we are able to cater that within the margins. So, we are strategically positioned well that we are able to finance our future and at the same time to provide these margins and ROCE to the shareholders.

Dr. Reddy’s Laboratories Limited
May 10, 2023

Prakash Agarwal:	But we are doing better than what we are guiding, right? That's what I'm asking. Will we be able to continue with this kind of performance?

Erez Israeli:	Now we are doing better and maybe there will be also a period of time that will be not better, but right now we are doing better, yes.

Prakash Agarwal:	Okay, lovely. Thank you and all the best.

Erez Israeli:	Thank you.

Moderator:	Thank you. We will take that as our last question for today, ladies and gentlemen. I would now like to hand the conference over to Ms. Richa Periwal for closing comments. Over to you, ma'am.

Richa Periwal:	Thank you. Thank you everyone for joining us today for the earnings call. For any further queries, please reach out to the investor relations team. Thank you, have a great day.

Moderator:	Thank you. On behalf of Dr. Reddy's Laboratories Limited, that concludes this conference. Thank you for joining us. You may now disconnect your lines.

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